Exhibit 21

List of Subsidiaries

Name	Ownership %	State of Incorporation
Telkonet Communications, Inc.	100.0	Delaware
Microwave Satellite Technologies, Inc. (MST)	90.0	New Jersey
Interactivewifi.com, LLC (MST subsidiary)	50.0	New Jersey
Tevue, LLC (MST subsidiary)	37.5	New Jersey